[PlanetOut Inc. Letterhead]
May 15, 2006
Ms. Karen J. Garnett
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 “F” Street, N.W., Mail Stop 4561
Washington, D.C. 20549
Re:	PlanetOut Inc. Registration Statement on Form S-3 File No. 333-133536 Filed April 25, 2006
Dear Ms. Garnett:
     In connection with the above captioned Registration Statement on Form S-3, the undersigned respectfully requests that the effectiveness of the Registration Statement be accelerated to 1:00 p.m. EST on May 17, 2006, or as soon thereafter as is practicable.
     In connection with the acceleration of the effectiveness, the Company acknowledges that:
          •      the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
          •      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and
          •      the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or by any person under the federal securities laws of the United States.

Sincerely,
/s/ Daniel J. Miller
Daniel J. Miller
Sr. Vice President and Chief Financial Officer

cc:	Geoffrey M. Ossias Todd A. Huge, Esq.